                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-79673

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 1, 1999)

                                3,378,117 SHARES

                            EXCEL LEGACY CORPORATION

                                  COMMON STOCK

                           -------------------------

     We are offering and selling 3,378,117 shares of our common stock to a group of related investors with this prospectus supplement and the accompanying prospectus. The common stock will be purchased at a negotiated purchase price of $4.00 per share for a total purchase price of $13,512,468.

     Our common stock is listed on the American Stock Exchange under the symbol XLG. On October 29, 1999, the closing sale price of our common stock as reported by the American Stock Exchange was $4.188.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN OUR COMMON STOCK.

                           -------------------------

     These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

          The date of this prospectus supplement is November 1, 1999.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE SUBSEQUENTLY CHANGED.

                           -------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Prospectus Supplement Summary...............................   S-3
Risk Factors................................................   S-6
Forward-Looking Statements..................................  S-14
Use of Proceeds.............................................  S-15
Price Range of Common Stock.................................  S-15
Dividend Policy.............................................  S-15
Capitalization..............................................  S-16
Selected Financial Data.....................................  S-17
Information About Legacy....................................  S-18
Management..................................................  S-22
Material Federal Income Tax Considerations To Non-United
  States Holders of Common Stock............................  S-24
Plan of Distribution........................................  S-27
Legal Matters...............................................  S-27
Experts.....................................................  S-27

                                   PROSPECTUS

                                                              PAGE
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
Excel Legacy................................................    2
Ratio of Earnings to Fixed Charges..........................    2
Use of Proceeds.............................................    3
Description of Debt Securities..............................    3
Description of Capital Stock................................   12
Description of Depositary Shares............................   15
Description of Warrants.....................................   19
Description of Rights.......................................   21
Plan of Distribution........................................   22
Where You Can Find More Information.........................   23

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary may not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus before making a decision to invest in our common stock.

     When we refer to "we," "our," "us" and "Legacy" in this prospectus supplement, we mean Excel Legacy Corporation and its subsidiaries unless the context suggests otherwise. When we refer to "you" or "yours," we mean the holders of the common stock.

                            EXCEL LEGACY CORPORATION

     Legacy, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., a Maryland corporation and a real estate investment trust. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

     Our principal executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127 and our telephone number is (858) 675-9400.

                              RECENT DEVELOPMENTS

     On October 6, 1999, we commenced our previously announced exchange offer to acquire all of the outstanding common stock of Price Enterprises, Inc., a Maryland corporation which operates as a real estate investment trust. The exchange offer is being made pursuant to an agreement between Legacy and Price Enterprises which was announced on June 2, 1999. Under the terms of the agreement, we are offering to all Price Enterprises stockholders $8.50 per share for all shares of Price Enterprises common stock, comprised of $4.25 per share in cash, $2.75 per share in principal amount of our 9% Convertible Redeemable Subordinated Secured Debentures due 2004, which will be convertible at any time into shares of our common stock at $5.50 per share, and $1.50 per share in principal amount of our 10% Senior Redeemable Secured Notes due 2004. The exchange offer is currently scheduled to expire at 12:00 Midnight, New York City time on November 3, 1999, unless extended.

     The exchange offer is conditioned upon at least 8,000,000 shares of Price Enterprises common stock being tendered for exchange and not withdrawn prior to the expiration date for the exchange offer. Under previously announced agreements, Sol Price, as trustee of several trusts, and other stockholders of Price Enterprises have deposited 8,014,970 shares of Price Enterprises common stock in escrow, with instructions to accept our offer. The aggregate number of shares placed in escrow represents more than 51% of the voting power of Price Enterprises.

     Following the closing of the exchange offer, Price Enterprises preferred stock will remain outstanding. We have agreed that the preferred stock will be entitled to elect a majority of Price Enterprises' board of directors and to have one designee on our board of directors, until such time as less than 2,000,000 shares of Price Enterprises preferred stock remain outstanding, or we complete a tender offer to acquire any and all outstanding shares of Price Enterprises preferred stock at a cash price of $16.00 per share, or in other limited circumstances. Under the previously announced agreements, no common stock dividend may be paid to us from Price Enterprises until all Price Enterprises obligations for interest expense on debt and preferred stock dividends are paid and a $7.5 million annual reserve is in place. The $7.5 million annual reserve may be used for the improvement and/or acquisition of properties, the repurchase of Price Enterprises preferred stock or the reduction of Price Enterprises debt.

     The exchange offer is described in our Schedule 14D-1 and Offer to Exchange/ Prospectus filed with the Securities and Exchange Commission on October 6, 1999 and amended on October 25, 1999. See "Where You Can Find More Information" in the accompanying prospectus if you are interested in obtaining a copy of these materials.

                                  THE OFFERING

Common stock offered by Legacy........  3,378,117 shares
Total common stock outstanding after
this offering.........................  36,835,921 shares
Use of proceeds.......................  The net proceeds from this offering will be used for general corporate
                                        purposes, including working capital,
                                        capital expenditures and acquisitions.
American Stock Exchange symbol........  XLG

     The information above is stated as of October 29, 1999. You should be aware that the total number of shares of common stock that will be outstanding after this offering does not include:

     - 4,154,000 shares subject to outstanding options with a weighted average exercise price of $6.75 per share,

     - 21,281,000 shares issuable upon conversion of 21,281,000 shares of our Series B preferred stock,

     - 1,096,380 shares reserved for issuance under options that we may grant under our stock option plan, and

     - the shares issuable upon conversion of the 9% Convertible Redeemable Subordinated Secured Debentures we are offering to all Price Enterprises stockholders in connection with the exchange offer.

                             SUMMARY FINANCIAL DATA

     The selected financial data presented below as of July 31, 1998 and for the period from November 17, 1997 (inception) to July 31, 1998 have been derived from the audited financial statements of Legacy. The selected financial data presented below as of December 31, 1998 and June 30, 1999 and for the five months ended December 31, 1998 and the six months ended June 30, 1999 have been derived from the unaudited financial statements of Legacy. The selected financial data presented below as of July 31, 1997, 1996 and 1995 and for the eight months ended March 31, 1998 and each of the three years in the period ended July 31, 1997 have been derived from the audited financial statements of the Excel Legacy Corporation Asset Group. In the opinion of our management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended July 31, 1998, as amended, our Transition Report on Form 10-Q for the five months ended December 31, 1998, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, each of which is incorporated herein by reference.

                                                                 PERIOD FROM
                                    SIX MONTHS   FIVE MONTHS      INCEPTION     EIGHT MONTHS
                                      ENDED         ENDED       (NOVEMBER 17,       ENDED           YEAR ENDED JULY 31,
                                     JUNE 30,    DECEMBER 31,     1997) TO        MARCH 31,     ---------------------------
                                       1999          1998       JULY 31, 1998       1998         1997      1996      1995
                                    ----------   ------------   -------------   -------------   -------   -------   -------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF OPERATIONS
  DATA:
Total revenue.....................   $ 15,433      $ 15,010        $ 8,145         $ 3,757      $ 6,395   $ 5,032   $ 5,897
Total operating expenses..........    (14,334)      (13,754)        (5,267)         (3,149)      (4,565)   (4,513)   (4,803)
Net income before income taxes....      1,099         1,256          2,878          (2,385)       1,830       519     1,794
Provision of income taxes.........       (413)         (535)        (1,143)            946         (729)     (207)     (515)
Net income........................        686           721          1,735           1,419        1,101       312       779
Earnings before depreciation,
  amortization and deferred taxes
  ("EBDADT")......................      2,812         2,712          3,001             N/A          N/A       N/A       N/A
Earnings before income taxes,
  depreciation and amortization
  ("EBITDA")......................      3,178         5,819          5,453             N/A          N/A       N/A       N/A
Net income per share:
  Basic...........................   $   0.02      $   0.02        $  0.11             N/A          N/A       N/A       N/A
  Diluted.........................       0.01          0.01           0.07             N/A          N/A       N/A       N/A
Weighted average number of shares:
  Basic...........................     33,458        33,458         15,842             N/A          N/A       N/A       N/A
  Diluted.........................     54,755        54,768         25,984             N/A          N/A       N/A       N/A

                                             AS OF        AS OF        AS OF       AS OF           AS OF JULY 31,
                                            JUNE 30,   DECEMBER 31,   JULY 31,   MARCH 31,   ---------------------------
                                              1999         1998         1998       1998       1997      1996      1995
                                            --------   ------------   --------   ---------   -------   -------   -------
                                                                (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA:
Net real estate...........................  $193,525     $190,878     $175,756    (1)        $60,350   $61,048   $56,184
Total assets..............................   290,690      261,296      246,916    (1)         83,687    62,169    59,388
Mortgages and notes payable...............   118,996       90,986       72,714    (1)         35,115    36,754    38,224
Stockholders' equity......................   167,326      166,640      165,919    (1)             --        --        --
Investment by Excel Realty Trust, Inc.....        --           --           --    (1)         48,344    25,162    20,903

-------------------------
(1) Not applicable as assets were spun-off to Legacy at March 31, 1998.

                                  RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before you decide to purchase our securities.

     Some of the information in this prospectus supplement and the accompanying prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The risk factors noted in this section and other factors noted throughout this prospectus supplement and the accompanying prospectus or incorporated herein and therein, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

     Legacy was incorporated in November 1997 and became an independent business in March 1998 after Excel Realty Trust completed a spin-off of our business. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks and uncertainties encountered by companies in the early stages of development, particularly companies in the real estate industry.

OUR TENANTS MAY FACE FINANCIAL DIFFICULTIES AND BE UNABLE TO PAY RENT WHICH MAY, IN TURN, CAUSE FINANCIAL DIFFICULTIES FOR US

     Our financial position may be materially harmed if any of our major tenants, including AMC Multi-Cinema, Inc. and Lowe's Home Centers, Inc., or any other significant tenant experiences financial difficulties, such as a bankruptcy, insolvency or general downturn in the business of the tenant. In addition, any failure or delay by any of our tenants to make rent payments could impair our financial condition and materially harm our business. As of August 31, 1999, AMC accounted for approximately 58% of our total rental revenue and Lowe's accounted for approximately 14% of our total rental revenue. In the quarterly period ended June 30, 1999, rental revenue accounted for approximately 50% of our total revenue. Although failure on the part of a tenant to materially comply with the terms of a lease, including failure to pay rent, would give us the right to terminate the lease, repossess the property and enforce the payment obligations under the lease, we would then be required to find another tenant to lease the property. We cannot assure you that we would be able to enforce the payment obligations against the defaulting tenant, find another tenant or, if another tenant were found, that we would be able to enter into a new lease on favorable terms.

WE MAY FACE SIGNIFICANT COMPETITION FROM DEVELOPERS, OWNERS AND OPERATORS OF REAL ESTATE PROPERTIES WHICH MAY INHIBIT THE SUCCESS OF OUR BUSINESS

     We compete in the acquisition of real estate properties with over 200 publicly-traded REITs as well as other public and private real estate investment entities, including financial institutions such as mortgage banks and pension funds, and other institutional investors, as well as individuals. Competition from these entities may impair our financial condition and materially harm our business by reducing the number of suitable investment opportunities offered to us and increasing the bargaining power of prospective sellers of property, which often increases the price necessary to purchase a property. Many of our competitors in the real estate sector are significantly larger than us and may have greater financial resources and more experienced managers than us.

     In addition, a large portion of our developed properties are located in areas where our competitors maintain similar properties. We will need to compete for tenants based on rental rates, attractiveness and location of properties, as well as quality of maintenance and management services. Competition from these and other properties may impair our financial condition and materially harm our business by:

     - interfering with our ability to attract and retain tenants,

     - increasing vacancies, which lowers market rental rates and limits our ability to negotiate favorable rental rates, and

     - impairing our ability to minimize operating expenses.

OUR FINANCIAL PERFORMANCE DEPENDS ON REGIONAL ECONOMIC CONDITIONS SINCE MANY OF OUR PROPERTIES AND INVESTMENTS ARE LOCATED IN ARIZONA, CALIFORNIA AND COLORADO

     Of our 14 properties and real estate-related investments, 11 are located in three states: six in Arizona, three in California and two in Colorado. Concentrating most of our properties and real estate-related investments in these states may expose us to greater economic risks than if our properties and real estate-related investments were located in several geographic regions. Our revenue from, and the value of, our properties and investments located in these states may be affected by a number of factors, including local real estate conditions, such as an oversupply of or reduced demand for real estate properties, and the local economic climate. High unemployment, business downsizing, industry slowdowns, changing demographics, and other factors may adversely impact any of these local economic climates. A general downturn in the economy or real estate conditions in Arizona, California or Colorado could impair our financial condition and materially harm our business. Further, due to the relatively high cost of real estate in the southwestern United States, the real estate market in that region may be more sensitive to fluctuations in interest rates and general economic conditions than other regions of the United States. We do not have any limitations or targets for the concentration of the geographic location of our properties and, accordingly, the risks associated with this geographic concentration will increase if we continue to acquire properties in Arizona, California and Colorado.

OUR SUBSTANTIAL LEVERAGE MAY BE DIFFICULT TO SERVICE AND COULD ADVERSELY AFFECT OUR BUSINESS

     As of August 31, 1999, we had outstanding borrowings of approximately $34.0 million under our credit facility, with total borrowing capacity of $35.0 million, and additional debt of approximately $64.4 million. This total debt of $98.4 million represented approximately 37.9% of our total assets at August 31, 1999. After the closing of the exchange offer to Price Enterprises' stockholders, and assuming all shares of the Price Enterprises common stock are tendered in the exchange offer, on a pro forma basis our total indebtedness will increase to approximately $182.0 million (not taking into account Price Enterprises' total indebtedness of approximately $83.4 million), which will represent approximately 51.5% of our total assets. Therefore, we are and will continue to be exposed to the risks normally associated with debt financing which may materially harm our business, including the following:

     - our cash flow may be insufficient to meet required payments of principal and interest,

     - payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses,

     - we may not be able to refinance debt on our properties at maturity, and

     - if refinanced, the terms of refinancing may not be as favorable as the original terms of the debt.

     Our earnings to fixed charges ratio was 1.45 for the six months ended June 30, 1999. On a pro forma basis, our earnings to fixed charges ratio decreases to
0.91. Our interest coverage ratio was 1.17 for the six months ended June 30, 1999. On a pro forma basis, our interest coverage ratio decreases to 1.08.

WE FACE RISKS ASSOCIATED WITH THE PRICE ENTERPRISES EXCHANGE OFFER

     We commenced the exchange offer for Price Enterprises common stock with the expectation that the exchange offer will result in a number of benefits, including cost savings, operating efficiencies, revenue enhancements, tax advantages and other synergies. If these benefits and synergies are not realized, our financial performance and the performance of Price Enterprises could be adversely impacted. In addition, the closing of the exchange offer is subject to several conditions, and we cannot assure you that the exchange offer will be completed. If the exchange offer is completed, we expect that some of our executive officers will begin to manage the operations of Price Enterprises along with some members of Price Enterprises' existing operations management team. We cannot assure you that this integration will be completed rapidly or that the new management team will be successful in this endeavor. Further, the process of implementing new management at Price Enterprises could negatively affect employee morale and influence the decisions of current and prospective tenants and business partners as a result of uncertainty over the operations of Legacy and Enterprises following the exchange offer. The inability to successfully integrate our operations with those of Enterprises could impair our financial condition and materially harm our business.

     In connection with the exchange offer, The Sol and Helen Price Trust will make a two-year loan to Legacy in the principal amount of up to $30.0 million secured by the Price Enterprises common stock owned at any time by Legacy. In order to satisfy our obligations under the loan, we may seek to refinance the loan or issue equity to raise additional funds, neither of which alternatives may be available to us on favorable terms. To the extent we are unable to meet our obligations under the loan, The Sol and Helen Price Trust will have the right to take ownership of the Price Enterprises common stock owned at any time by Legacy other than the shares securing the debentures and the notes.

WE FACE RISKS ASSOCIATED WITH OUR EQUITY INVESTMENTS IN AND WITH THIRD PARTIES BECAUSE OF OUR LACK OF CONTROL OVER THE UNDERLYING REAL ESTATE ASSETS

     As part of our growth strategy, we may invest in shares of REITs or other entities that invest in real estate assets. In these cases, we will be relying on the assets, investments and management of the REIT or other entity in which we are investing. These entities and their properties will be exposed to the risks normally associated with the ownership and operation of real estate.

     We also may invest in or with other parties through partnerships and joint ventures. In these cases we will not be the only entity making decisions relating to the property, partnership, joint venture or other entity. Risks associated with investments in partnerships, joint ventures or other entities include:

     - the possibility that our partners might experience serious financial difficulties or fail to fund their share of required investment contributions,

     - that the partners might have economic or other business interests or goals which are inconsistent with our business interests or goals, and

     - that the partners may take action contrary to our instructions or requests and adverse to our policies and objectives.

     Any substantial loss or action of this nature could potentially harm our business. In addition, we may in some circumstances be liable for the actions of our third-party partners or co-venturers.

RISING INTEREST RATES MAY ADVERSELY AFFECT OUR CASH FLOW

     As of August 31, 1999, we owed approximately $98.4 million under our credit facility and mortgage debt, of which $36.7 million bore interest at variable rates. In addition, the loan of up to $30.0 million from The Sol and Helen Price Trust to Legacy will bear interest at a variable rate. Variable rate debt creates higher debt payments if market interest rates increase. We may incur additional debt in the future that also bears interest at variable rates. Higher debt payments as a result of an increase in interest rates could adversely affect our cash flow, cause us to default under some debt obligations or agreements, and materially harm our business.

BECAUSE WE DO NOT HAVE A POLICY PLACING A LIMIT ON THE AMOUNT OF DEBT THAT WE MAY INCUR, OUR FUTURE BORROWINGS COULD BE SIGNIFICANT AND MAY ADVERSELY AFFECT OUR CASH FLOW AND RESULTS OF OPERATIONS

     We do not have a policy limiting the amount of debt that we may incur. Accordingly, our management and board of directors have discretion to increase the amount of our outstanding debt at any time. We could incur higher levels of debt, resulting in an increase in our total debt payments, which could adversely affect our cash flow and materially harm our business. In addition, if we increase the amount of our debt it may increase the risk of our default on all of our debt, including the Legacy debentures and the Legacy notes.

WE COULD INCUR SIGNIFICANT COSTS AND EXPENSES RELATED TO ENVIRONMENTAL PROBLEMS

     Various federal, state and local laws and regulations require property owners or operators to pay for the costs of removal or remediation of hazardous or toxic substances located on a property. Although we are not aware of any necessary environmental remediation or other environmental liability on our portfolio of properties, these laws often impose liability without regard to whether the owner or operator of the property was responsible for or even knew of the presence of the hazardous substances. The presence of or failure to properly remediate hazardous or toxic substances may impair our ability to rent, sell or borrow against a property. These laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances at another location for the costs of removal or remediation of these hazardous substances at the disposal or treatment facility. Further, these laws often impose liability regardless of whether the entity arranging for the disposal ever owned or operated the disposal facility. Other environmental laws and regulations impose liability on owners or operators of property for injuries relating to the release of asbestos-containing materials into the air. As owners and operators of property and as potential arrangers for hazardous substance disposal, we may be liable under the laws and regulations for removal or remediation costs, governmental penalties, property damage, personal injuries and related expenses. Payment of these costs and expenses could impair our financial condition and materially harm our business.

WE COULD FACE SIGNIFICANT COSTS OF COMPLIANCE IF WE ARE CONSIDERED AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT

     We are not currently registered as an investment company under the Investment Company Act of 1940, since our management believes that we either are not within the definition of investment company under the Investment Company Act or, alternatively, excluded from regulation under the Investment Company Act by an exemption. If we are deemed to be an investment company under the Investment Company Act and fail to qualify for an exemption, we would be unable to conduct our business as currently conducted, which could materially harm our business. In the future, we intend to conduct our operations in order to avoid registration under the Investment Company Act. Therefore, the assets that we may acquire or sell may be limited by the regulations of the Investment Company Act.

THE COSTS OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT COULD ADVERSELY AFFECT OUR BUSINESS

     Under the Americans with Disabilities Act of 1990, all public accommodations and commercial facilities must meet federal requirements relating to access and use by disabled persons. Compliance with the Americans with Disabilities Act requirements could involve removal of structural barriers from disabled persons' entrances on our properties. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with these accesses. Although we believe that our properties are substantially in compliance with present requirements, noncompliance with the Americans with Disabilities Act or related laws or regulations could result in the United States government imposing fines or private litigants being awarded damages against us. If we incur these costs and expenses it could impair our financial condition.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR BUSINESS AT A PREMIUM PRICE

     Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price and could make removal of our management more difficult. These provisions could reduce the opportunities for our stockholders to participate in tender offers, including tender offers that are priced above the then current market price of our common stock. Our certificate of incorporation permits our board of directors to issue shares of preferred stock in one or more series without stockholder approval. The preferred stock may be issued quickly with terms that delay or prevent a change in control of our business. In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

WE EXPECT TO EXPERIENCE VOLATILITY IN THE PRICE OF OUR PUBLICLY TRADED
SECURITIES

     The market price of our common stock has fluctuated in the past and is likely to continue to fluctuate in the future. In addition, the market prices of securities of other real estate companies has at times in the past been volatile. Factors that may affect the market price of our publicly traded securities, many of which are beyond our control, include:

     - fluctuations in our operating results,

     - analysts' reports and projections,

     - changes in the market valuations of other real estate companies,

     - the extent of institutional investor interest in our business,

     - the reputation of real estate companies generally and the attractiveness of their securities in comparison to the securities of other businesses, and

     - general financial market conditions.

Fluctuations in the market price of our securities may in turn adversely affect
(1) our ability to complete any targeted acquisitions, (2) our access to capital and financing and (3) our ability to attract and retain qualified personnel. In the past, following periods of volatility in the market price of securities of a particular company, securities class action litigation against that company often results. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, each of which could materially harm our business.

OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR VOTING STOCK AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS

     Our present executive officers and directors and their affiliates beneficially own approximately 30% of our outstanding common stock. As a result, these stockholders will continue to significantly influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets. Accordingly, these stockholders also will be in a position to make decisions which could impair our financial condition and materially harm our business.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS

     Given the early stage of development of our business, we depend to a large extent on the performance of our senior management team and other key employees for strategic business direction and real estate experience. If we lost the service of any members of our senior management or other key employees it could materially harm our business. We do not have employment agreements with any of our senior management or key employees. In addition, we have not obtained key-man life insurance for any of our senior management or other key employees.

OUR BOARD OF DIRECTORS MAY MAKE CHANGES IN OUR INVESTMENT, FINANCING AND DISTRIBUTION POLICIES WITHOUT STOCKHOLDER APPROVAL AND IN A MANNER WITH WHICH YOU MAY NOT AGREE

     Our investment, financing, borrowing and distribution policies and our policies regarding all other activities, growth, debt, capitalization and operations, will be determined by our board of directors. Although our board of directors has no present intention to do so, it may amend or revise these policies at any time without a vote of our stockholders. Our board of directors may amend these policies in a manner with which you may not agree. A change in these policies could impair our financial condition and materially harm our business.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS IN THE FORESEEABLE FUTURE

     We presently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. Any future payment of dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF PROCEEDS FROM THE SALE OF THE SECURITIES AND MAY NOT APPLY THEM EFFECTIVELY

     Management will have significant flexibility in applying the net proceeds from the sale of the securities offered by this prospectus supplement and accompanying prospectus and may apply the proceeds in ways with which you do not agree. The failure of management to apply these funds effectively could materially harm our business. See "Use of Proceeds" for more discussion of our intended uses of the net proceeds from the sale of the securities offered by this prospectus supplement and accompanying prospectus.

YEAR 2000 PROBLEMS COULD DISRUPT OUR OPERATIONS

     The Year 2000 problem is the result of computer software and embedded chips using a two-digit format, as opposed to four digits, to indicate the year. Computer systems may be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, normal business activities or operations. To the extent our software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possibly replacement of these applications may be necessary.

     We have made an assessment of the impact of the Year 2000 issue on our internal operations and have developed a plan to bring our computer systems into compliance before the end of 1999. This plan addresses the modification or replacement of applications and operating systems to achieve timely Year 2000 compliance and also includes communication and analysis with outside vendors and other third parties with whom we interface electronically. We do not believe that the impact of any Year 2000 issues will impair our financial condition or materially harm our business. However, if modifications and conversions are not made or completed in a timely manner by either third parties or us, the Year 2000 issue could materially harm our business. To date, we have incurred minimal expenses related to Year 2000 compliance. We expect to incur approximately $75,000 of total expenses related to Year 2000 compliance. Since we have adopted a plan to address Year 2000 issues, we have not developed a comprehensive contingency plan for dealing with the most reasonably likely worst case scenario. However, if we identify significant risks in the future or are unable to meet our anticipated schedule for completion of our Year 2000 compliance, we will develop contingency plans to the extent necessary at that time.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are indicated by words or phrases such as "believe," "may," "will," "anticipate," "estimate," "plan," "project," "continue," "expect," "intend" and similar words or phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including factors discussed in our filings with the Securities and Exchange Commission and the following:

     - the effect of economic, credit and capital market conditions in general and on real estate companies in particular,

     - our ability to compete effectively,

     - our ability to acquire or develop properties and the risk that potential acquisitions or developments may not perform in accordance with expectations,

     - fluctuations in our operating results,

     - government approvals, actions and initiatives, including the need for compliance with environmental requirements and the Americans with Disabilities Act,

     - additions or departures of key personnel,

     - general economic and business conditions, and

     - other risk factors described under "Risk Factors" in this prospectus supplement.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to Legacy from the sale of the common stock in this offering will be approximately $13,512,468. Legacy intends to use these net proceeds for general corporate purposes, including working capital, capital expenditures and acquisitions. Pending these uses, Legacy may invest the net proceeds temporarily in short-term, investment-grade, interest bearing securities or guaranteed obligations of the U.S. government.

                          PRICE RANGE OF COMMON STOCK

     Legacy's common stock was quoted on the OTC Bulletin Board under the symbol XLCY from March 30, 1998 to November 16, 1998 and has been listed on the American Stock Exchange under the symbol XLG from November 17, 1998 to the present. On December 11, 1998, Legacy changed its fiscal year end to December 31 from July 31 for the fiscal year ended December 31, 1998. The following table provides the high and low sales prices for Legacy's common stock assuming a December 31 fiscal year end for the periods indicated.

                                                        HIGH      LOW
                                                        ----     ------
1998
1st Quarter (commencing March 30, 1998)..............  $6.000    $4.875
2nd Quarter..........................................   6.750     4.297
3rd Quarter..........................................   5.000     2.500
4th Quarter..........................................   4.000     1.875

1999
1st Quarter..........................................   4.000     3.063
2nd Quarter..........................................   5.688     2.875
3rd Quarter..........................................   4.750     3.500
4th Quarter (through October 29, 1999)...............   4.563     3.813

     On October 29, 1999, the last reported sales price of Legacy's common stock on the American Stock Exchange was $4.188 per share. As of October 29, 1999, there were 1,176 holders of record of Legacy's common stock.

                                DIVIDEND POLICY

     We have never paid and do not anticipate paying any dividends on the common stock. Any future determination regarding the payment of dividends will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors as our board of directors may deem relevant.

                                 CAPITALIZATION

     Our capitalization is set forth as of June 30, 1999 in the following table and is shown on an actual and as adjusted basis to give effect to:

     - the sale of Millennia Car Wash assets, and

     - the assumption of debt in connection with the exchange offer to acquire all of the outstanding common stock of Price Enterprises, Inc., and as further adjusted to reflect the issuance of 3,378,117 shares of common stock which are being sold in this offering and the application of the net proceeds from that sale. The information regarding our common stock in the table below excludes:

     - an aggregate of 4,154,000 shares of common stock issuable upon exercise of outstanding options under our stock option plan,

     - 21,281,000 shares of common stock issuable upon conversion of our Series B preferred stock,

     - 1,096,380 shares reserved for issuance under options that we may grant under our stock option plan, and

     - the shares issuable upon conversion of the 9% Convertible Redeemable Subordinated Secured Debentures we are offering to all Price Enterprises stockholders in connection with the exchange offer.

                                                      AS OF JUNE 30, 1999
                                            ----------------------------------------
                                                                          AS FURTHER
                                             ACTUAL      AS ADJUSTED       ADJUSTED
                                            --------    --------------    ----------
                                                         (IN THOUSANDS)
DEBT:
Mortgages payable.........................  $ 87,846       $ 72,738        $ 72,738
  Notes payable...........................    30,750        109,298         109,298
                                            --------       --------        --------
          Total debt......................  $118,596       $182,036        $182,036
                                            --------       --------        --------
STOCKHOLDERS' EQUITY:
  Series B Preferred Stock, $.01 par
     value, 50,000,000 shares authorized,
     21,281,000 shares issued and
     outstanding..........................       213            213             213
  Common stock, $.01 par value,
     150,000,000 shares authorized,
     33,457,804 shares issued and
     outstanding as adjusted and
     36,835,921 shares issued and
     outstanding as further adjusted......       335            335             368
  Additional paid-in capital..............   174,508        174,508         187,887
  Retained earnings.......................     3,142          3,142           3,142
  Notes receivable from affiliates for
     common shares........................   (10,872)       (10,872)        (10,872)
                                            --------       --------        --------
          Total stockholders' equity......  $167,326       $167,326        $180,738
                                            --------       --------        --------
               Total capitalization.......  $285,922       $349,362        $362,774
                                            ========       ========        ========

                            SELECTED FINANCIAL DATA

     The selected financial data presented below as of July 31, 1998 and for the period from November 17, 1997 (inception) to July 31, 1998 have been derived from the audited financial statements of Legacy. The selected financial data presented below as of December 31, 1998 and June 30, 1999 and for the five months ended December 31, 1998 and the six months ended June 30, 1999 have been derived from the unaudited financial statements of Legacy. The selected financial data presented below as of July 31, 1997, 1996 and 1995 and for the eight months ended March 31, 1998 and each of the three years in the period ended July 31, 1997 have been derived from the audited financial statements of the Legacy Corporation Asset Group. In the opinion of our management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended July 31, 1998, as amended, our Transition Report on Form 10-Q for the five months ended December 31, 1998, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, each of which is incorporated herein by reference.

                                                            PERIOD FROM
                               SIX MONTHS   FIVE MONTHS      INCEPTION     EIGHT MONTHS
                                 ENDED         ENDED       (NOVEMBER 17,      ENDED           YEAR ENDED JULY 31,
                                JUNE 30,    DECEMBER 31,     1997) TO       MARCH 31,     ---------------------------
                                  1999          1998       JULY 31, 1998       1998        1997      1996      1995
                               ----------   ------------   -------------   ------------   -------   -------   -------
                                                        (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF
  OPERATIONS DATA:
Total revenue.................  $ 15,433      $ 15,010        $ 8,145        $ 3,757      $ 6,395   $ 5,032   $ 5,897
Total operating expenses......   (14,334)      (13,754)        (5,267)        (3,149)      (4,565)   (4,513)   (4,803)
Net income before income
  taxes.......................     1,099         1,256          2,878         (2,385)       1,830       519     1,794
Provision of income taxes.....      (413)         (535)        (1,143)           946         (729)     (207)     (515)
Net income....................       686           721          1,735          1,419        1,101       312       779
Earnings before depreciation,
  amortization and deferred
  taxes ("EBDADT")............     2,812         2,712          3,001            N/A          N/A       N/A       N/A
Earnings before income taxes,
  depreciation and
  amortization ("EBITDA").....     3,178         5,819          5,453            N/A          N/A       N/A       N/A
Net income per share:
  Basic.......................  $   0.02      $   0.02        $  0.11            N/A          N/A       N/A       N/A
  Diluted.....................      0.01          0.01           0.07            N/A          N/A       N/A       N/A
Weighted average number of
  shares:
  Basic.......................    33,458        33,458         15,842            N/A          N/A       N/A       N/A
  Diluted.....................    54,755        54,768         25,984            N/A          N/A       N/A       N/A

                                 AS OF         AS OF           AS OF          AS OF             AS OF JULY 31,
                                JUNE 30,    DECEMBER 31,     JULY 31,       MARCH 31,     ---------------------------
                                  1999          1998           1998            1998        1997      1996      1995
                                --------    ------------   -------------   ------------   -------   -------   -------
                                                        (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA:
Net real estate..............   $193,525      $190,878       $175,756         (1)         $60,350   $61,048   $56,184
Total assets.................    290,690       261,296        246,916         (1)          83,687    62,169    59,388
Mortgages and notes
  payable....................    118,996        90,986         72,714         (1)          35,115    36,754    38,224
Stockholders' equity.........    167,326       166,640        165,919         (1)              --        --        --
Investment by Excel Realty
  Trust, Inc.................         --            --             --         (1)          48,344    25,162    20,903

-------------------------
(1) Not applicable as assets were spun-off to Legacy at March 31, 1998.

                            INFORMATION ABOUT LEGACY

GENERAL

     Legacy, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., a Maryland corporation and a real estate investment trust. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

     In connection with this spin-off, Excel Realty Trust transferred real properties, notes receivable and related assets and liabilities to us. In addition to operating assets obtained from the spin-off, we intend to pursue signature real estate projects that have unique locations, concepts or significant entry barriers associated with them, including:

     - developing mixed-use development and entertainment projects that have the potential for substantial capital gains but which may take several years to fully develop,

     - investing in properties requiring significant restructuring or redevelopment to create substantial value, such as changing the use, tenant mix or focus of a property,

     - acquiring single tenant properties that can be highly leveraged with fixed-rate debt that amortizes over the term of the tenant leases,

     - acquiring debt or stock of real estate and other operating companies, including defaulted debt at a discount to the value of the underlying asset securing the debt,

     - acquiring office and industrial sites and properties where aggressive management and re-development may add significant value, and

     - acquiring and developing hotel and hospitality projects in unique locations.

OUR PROPERTIES

     At August 31, 1999, our business consisted of the following portfolio of real properties, notes receivable, and investments in real estate-related ventures:

     - five properties located in Arizona ranging from retail, office and restaurant space in Scottsdale to a hotel property near the Grand Canyon,

     - three properties located in Colorado, including two properties which are leased to AMC Multi-Cinema, Inc. and contain 24-screen movie theaters and one property which is vacant land located at the base of Telluride mountain being considered for condominium development (we sold one of the movie theater properties in October 1999 as described in footnote (7) to the following table),

     - three properties located in California ranging from a shopping center in Palm Springs to land in San Diego under construction for office development,

     - two single tenant retail properties located in Indiana and Ohio which are leased to Lowe's Home Centers, Inc.,

     - four notes receivable relating to real estate projects in Arizona and California with an aggregate outstanding balance of approximately $23.2 million as of August 31, 1999, and

     - ownership interests in a number of real estate-related ventures, including:

      - a 65% ownership interest in a joint venture which owns and operates a hotel, dinner theater and retail shop located near the Grand Canyon in northern Arizona,

      - a 50% ownership interest in a development company which owns Newport Centre, a retail and office facility located in Winnipeg, Canada,

      - a 23.7% ownership interest in a development company which owns land in Indianapolis, Indiana, and

      - an 80% ownership interest in a full-service car wash company which owns or leases 19 car wash properties in and around Phoenix, Arizona and San Antonio, Texas (we sold our interest in this company in October 1999 as described in footnote (4) to the following table).

     The following table describes our portfolio of real estate properties as of August 31, 1999. Amounts shown for annual minimum rents are based on executed leases at August 31, 1999. We made no allowances for contractually-based delays to the commencement of rental payments. Due to the nature of real estate investments, our actual rental income may differ from amounts shown in the table below.

                                      TENANTS          GLA (SQ FT)       ANNUAL RENT
                                      -------         --------------    --------------
                                                      (IN THOUSANDS)    (IN THOUSANDS)
Arizona
Scottsdale Galleria.............        (1)                520.5                (1)
  Scottsdale City Centre........      various               64.3           $  824.8
  Scottsdale Land...............        (2)                  (2)                (2)
  Brio Land.....................   Roaring Forks             3.7              104.3
                                     Restaurant
  Grand Hotel...................        (3)                  (3)                (3)
  Millennia Car Wash............        (4)                  (4)                (4)
California Desert Fashion
  Plaza.........................     Saks Fifth            283.9              566.6
                                   Avenue/various
  Rancho Bernardo...............        (5)                  (5)                (5)
  San Diego.....................        (6)                  (6)                (6)
Colorado Highlands Ranch(7).....        AMC                110.0            2,413.0
  Telluride.....................        (8)                  (8)                (8)
  Westminster...................        AMC                110.0            2,520.0
Indiana Terre Haute(9)..........       Lowe's              104.2              557.8
Ohio Middletown(9)..............       Lowe's              126.4              650.0
Winnipeg, Canada Newport
  Centre(10)....................      Bank of              156.9              936.0
                                  Montreal/various
                                                         -------           --------
          Total.................                         1,479.9           $8,572.5
                                                         =======           ========

-------------------------
 (1) Property is currently being redeveloped.

 (2) Property consists of vacant land adjacent to the Scottsdale Galleria and the Brio Land.

 (3) Legacy holds a 65% ownership interest in Grand Tusayan LLC which owns and operates a 120-room hotel and restaurant.

 (4) Legacy sold its interest in Millennia to a subsidiary of Mace Security International, Inc. in October 1999 in exchange for 3,500,000 shares of Mace common stock, a warrant to acquire an additional 62,500 shares of Mace common stock at an exercise price of $4.00 per share, and the assumption of certain liabilities of Millennia by Mace's subsidiary. Mace common stock is traded on the Nasdaq National Market under the symbol "MACE."

 (5) Property consists of land currently under development as an office building.

 (6) Property consists of vacant land currently held for sale.

 (7) Legacy sold this property in October 1999 for aggregate consideration of approximately $7.7 million in cash and the assumption of approximately $18.3 million in liabilities.

 (8) Property consists of vacant land being considered for condominium development.

 (9) Single tenant property acquired from Excel Realty Trust in connection with the spin-off of Legacy.

(10) Property is owned by a Nova Scotia company of which Legacy holds a 50% ownership interest.

OUR PRINCIPAL TENANTS

     Our two largest tenants accounted for approximately 72% of our total annualized rental revenues as of August 31, 1999. In our most recent quarterly period rental revenue accounted for approximately 50% of our total revenue. We show certain information about these tenants as of August 31, 1999 in the following table (dollars in thousands):

                                                                              PERCENT OF
                            NUMBER        AREA UNDER           ANNUAL        TOTAL ANNUAL
         TENANT            OF LEASES    LEASE (SQ. FT.)         RENT           REVENUES
         ------            ---------    ---------------    --------------    ------------
                                        (IN THOUSANDS)     (IN THOUSANDS)
AMC(1)...................      2             220.0            $4,933.0            58%
Lowe's...................      2             230.6             1,207.8            14
                              --             -----            --------            --
                               4             450.6            $6,140.8            72%
                              ==             =====            ========            ==

-------------------------
(1) In October 1999, Legacy sold to a third party one property under lease to AMC. The information in this table does not reflect this sale.

     As of August 31, 1999, AMC was our largest tenant in terms of total revenues. AMC's parent corporation, AMC Entertainment, Inc., has guaranteed the leases under which AMC is the tenant, which guarantee will remain in place for the full term of the leases. AMC Entertainment is a motion picture exhibitor and operates approximately 240 theaters. AMC Entertainment is listed on the American Stock Exchange and, as of December 1998, had credit ratings of B- from Standard & Poor's Corporation and B3 from Moody's Investors Service, Inc.

     As of August 31, 1999, Lowe's was our second largest tenant in terms of total revenues. Lowe's is owned by Lowe's Companies, Inc., the nation's second largest home improvement retailer with over 400 stores. Lowe's Companies is listed on the New York Stock Exchange and, as of December 1998, had credit ratings of A from Standard & Poor's and A2 from Moody's.

     AMC Entertainment and Lowe's are publicly-traded companies subject to the reporting requirements of the Securities Exchange Act of 1934, and financial and other information regarding these companies is on file with the SEC.

OUR EMPLOYEES

     As of August 31, 1999, we had approximately 156 employees, including the employees of our subsidiaries.

OUR HEADQUARTERS

     Our principal executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127 and our telephone number is (858) 675-9400.

                                   MANAGEMENT

     The table below indicates the name, position with Legacy and ages of our directors, executive officers and other key employees as of August 31, 1999.

           NAME                          POSITION WITH LEGACY               AGE
           ----                          --------------------               ---
Gary B. Sabin.............  Chairman, President and Chief Executive         45
                            Officer
Richard B. Muir...........  Director, Executive Vice President and          44
                            Secretary
Kelly D. Burt.............  Director, Executive Vice President --           42
                            Development
Richard J. Nordlund.......  Director                                        54
Robert E. Parsons, Jr.....  Director                                        44
Robert S. Talbott.........  Director                                        46
John H. Wilmot............  Director                                        57
Emmett R. Albergotti......  Senior Vice President -- Retail Development     57
Graham R. Bullick,          Senior Vice President -- Capital Markets        49
  Ph.D. ..................
Mark T. Burton............  Senior Vice President -- Acquisitions           39
S. Eric Ottesen...........  Senior Vice President, General Counsel and      44
                            Assistant Secretary
James Y. Nakagawa.........  Chief Financial Officer                         33

     Gary B. Sabin has served as Chairman of the Board of Directors, President and Chief Executive Officer since our formation. Mr. Sabin served as Director and President of New Plan Excel from September 1998 to April 1999 and as Chairman, President and Chief Executive Officer of Excel Realty Trust from January 1989 to September 1998. In addition, Mr. Sabin has served as Chief Executive Officer of various companies since his founding of Excel Realty Trust's predecessor company and its affiliates starting in 1977. He has been active for over 20 years in diverse aspects of the real estate industry, including the evaluation and negotiation of real estate acquisitions, management, financing and dispositions.

     Richard B. Muir has served as Director, Executive Vice President and Secretary since our formation. Mr. Muir served as a Director, Executive Vice President and Co-Chief Operating Officer of New Plan Excel from September 1998 to April 1999 and served as Director, Executive Vice President and Secretary of Excel Realty Trust from January 1989 to September 1998. In addition, Mr. Muir served as an officer and director of various affiliates of Excel Realty Trust since 1978, primarily in administrative and executive capacities, including direct involvement in and supervision of asset acquisitions, management, financing and dispositions.

     Kelly D. Burt has served as Director and Executive Vice
President -- Development since May 1998. From 1992 to May 1998, Mr. Burt served as President and founder of TenantFirst, a real estate development company in San Diego, California that was acquired by us in May 1998. From 1984 to 1992, Mr. Burt was an Industrial/Office Partner at the San Diego division of Trammell Crow Company, a real estate development company headquartered in Dallas, Texas.

     Richard J. Nordlund has served as a Director since our formation and as President of RJN Management, a real estate firm in Santa Barbara, California, since 1985. From 1978 through 1988, Mr. Nordlund served as President of First Corporate Services, an investment banking firm in Minneapolis, Minnesota. He is also associated with Miller & Schroeder Financial, Inc. Mr. Nordlund's business experience includes 28 years in the investment banking and mortgage banking industries.

     Robert E. Parsons, Jr. has served as a Director since our formation. He served as a Director of Excel Realty Trust and then New Plan Excel from January 1989 to April 1999. Mr. Parsons is presently Executive Vice President and Chief Financial Officer of Host Marriott Corporation, a company he joined in 1981. He also serves as a director and officer of several Host Marriott subsidiaries, and as a Director of Merrill Financial Corporation, a privately-held real estate company.

     Robert S. Talbott has served as a Director since our formation. Mr. Talbott is an attorney and has served as President of Holrob Investments, LLC, a company engaged in the acquisition, development, management and leasing of real property, since 1997. From 1985 through 1997, Mr. Talbott served as Executive Vice President and President of Horne Properties, Inc., where he was involved in the acquisition and development of over 100 shopping centers. He also serves as a member of the Public Building Authority of Knoxville, Tennessee, as a member of the Knoxville Industrial Development Board, as a Director of the Knoxville Chamber of Commerce and as Chairman of the St. Mary's Foundation.

     John H. Wilmot has served as a Director since our formation. He served as a Director of Excel Realty Trust and then New Plan Excel from 1989 to April 1999. Mr. Wilmot, individually and through his wholly-owned corporations, develops and manages real property, including office buildings, shopping centers and residential projects primarily in the Phoenix/Scottsdale area, and has been active in such business since 1976.

     Emmett R. Albergotti has served as Senior Vice President -- Retail Development since August 1998. From 1993 to August 1998, Mr. Albergotti served as Senior Vice President of AMC Realty, Inc., the real estate arm of AMC Entertainment, Inc., for which he oversaw the acquisition and development of new theater locations throughout the western United States.

     Graham R. Bullick, Ph.D., has served as Senior Vice President -- Capital Markets since our formation. Mr. Bullick served as Senior Vice
President -- Capital Markets of Excel Realty Trust and then New Plan Excel from January 1991 to April 1999. Previously, Mr. Bullick was associated with Excel Realty Trust as a Director from 1991 to 1992. From 1985 to 1991, Mr. Bullick served as Vice President and Chief Operations Officer for a real estate investment firm, where his responsibilities included acquisition and financing of investment real estate projects.

     Mark T. Burton has served as Senior Vice President -- Acquisitions since our formation and held the same position with Excel Realty Trust and then New Plan Excel from October 1995 to April 1999. Mr. Burton also served as a Vice President of Excel Realty Trust from January 1989 to October 1995. Mr. Burton was associated with Excel Realty Trust and its affiliates beginning in 1983, primarily in the evaluation and selection of property acquisitions.

     S. Eric Ottesen has served as Senior Vice President, General Counsel and Assistant Secretary since our formation. Mr. Ottesen served as Senior Vice President -- Legal Affairs and Secretary of New Plan Excel from September 1998 to April 1999. Mr. Ottesen served as Senior Vice President, General Counsel and Assistant Secretary of Excel Realty Trust from September 1996 to September 1998. From 1987 to 1995, Mr. Ottesen was a senior partner in a San Diego law firm.

     James Y. Nakagawa has served as Chief Financial Officer since October 1998. From March 1998 to October 1998, Mr. Nakagawa served as Controller of Legacy. Mr. Nakagawa served as Controller of Excel Realty Trust and then New Plan Excel from September 1994 to April 1999. Prior to joining New Plan Excel, Mr. Nakagawa was a manager at Coopers & Lybrand LLP. Mr. Nakagawa is a certified public accountant.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a general discussion of some United States federal income and estate tax consequences of the ownership and disposition of our common stock applicable to non-United States holders. A non-United States holder is any beneficial owner of our common stock that, for United States federal income tax purposes, is (1) a non-resident alien individual, (2) a foreign corporation, (3) a foreign partnership or (4) a non-resident fiduciary of a foreign estate or trust, as these terms are defined in the Internal Revenue Code. This discussion is based on the Internal Revenue Code and administrative and judicial interpretations as of the date of this prospectus supplement, all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to non-United States holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. For example, this discussion may not adequately address all aspects of United States federal income and estate taxation that may be relevant to insurance companies, tax exempt organizations, financial institutions, broker-dealers or some U.S. expatriates. Prospective investors are urged to consult with their tax advisors regarding the United States federal, state and local income and other tax consequences, and the non-United States tax consequences, of owning and disposing of our common stock.

     An individual may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and an aggregate of at least 183 days during a three-year period ending in the current calendar year. In determining whether an individual is present in the United States for at least 183 days, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income and estate tax in the same manner as United States citizens and residents.

DIVIDENDS

     Subject to the discussion below, any dividend paid to a non-United States holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend (or a lower rate as may be specified by an applicable income tax treaty). For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, Legacy ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of the country absent knowledge that this presumption is not warranted. However, in order to obtain a reduced rate of withholding pursuant to a tax treaty, a non-United States Holder must file with Legacy or its paying agent before payment of the dividend a properly completed and executed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate) (or a successor form). In addition, under United States Treasury regulations not currently in effect, a non-United States holder would be required to file forms accompanied by a statement from a competent authority of the treaty country in order to claim the benefits of a tax treaty. Non-United States holders should consult with their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Dividends paid to a holder with an address within the United States generally will not be subject to this withholding tax, unless Legacy has actual knowledge that the holder is a non-United States holder.

     Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are subject to regular United States income tax in the same manner as if the non-United States holder were a United States resident, but are not subject to the 30% withholding tax if the non-United States holder files IRS Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) (or a successor form) each year with Legacy or its paying agent prior to the payment of the dividends for such year. Effectively connected dividends received by a corporate non-United States holder may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable tax treaty, of the corporate non-United States holder's effectively connected earnings and profits, subject to adjustments. To the extent a distribution exceeds current or accumulated earnings or profits, it will be treated first as a return of the holder's basis and then as a gain from the sale of a capital asset. Any withholding tax on distributions in excess of Legacy's current and accumulated earnings and profits is refundable to the non-United States holder upon filing an appropriate claim with the United States Internal Revenue Service.

     A non-United States holder eligible for a reduced rate of United States withholding tax under a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF ORDINARY COMMON STOCK

     A non-United States holder generally will not be subject to United States federal income tax relating to a gain realized upon the sale or a disposition of our common stock unless: (1) the gain is effectively connected with a United States trade or business of the non-United States holder, (2) the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met, or (3) Legacy is or has been a United States real property holding corporation within the heading of
Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding the disposition or the holder's holding period and other conditions are met. Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although not free from doubt, Legacy believes that it is a United States real property holding corporation for federal income tax purposes. If Legacy is a United States real property holding corporation, any gain realized by a non-United States holder still would not be subject to United States federal income tax if the shares of Legacy are "regularly traded" (within the meaning of the applicable regulations) on "an established securities market" (for example, the American Stock Exchange or the NASDAQ Stock Market). Legacy believes that its common stock is regularly traded on an established securities market. If, however, Legacy's common stock is not so treated, on a sale or disposition by a non-United States holder of the common stock, the transferee of such stock will be required to withhold 10% of the proceeds unless Legacy certifies either that it is not (and has not been) a United States real property holding corporation or another exemption from withholding applies. If a non-United States holder falls under clause (1) above, the non-United States holder will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates and, regarding corporate non-United States holders, may also be subject to the branch profits tax described above. If an individual non-United States holder falls under clause (2) above, the non-United States holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by certain United States capital losses recognized within the same taxable year of such sale.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, Legacy must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Tax treaties or other agreements provide that the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Unless Legacy has actual knowledge that a holder is a non-United States person, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an exempt recipient as defined in Treasury Regulation Section 1.6049-4(c)(1)(ii), which includes corporations, and fails to provide a correct taxpayer identification number and other information to Legacy. Backup withholding will generally not apply to dividends paid to holders at an address outside the United States unless Legacy has knowledge that the holder is a United States person.

     If the proceeds of the disposition of our common stock by a non-United States holder are paid over, by or through a United States office of a broker, the payment is subject to information reporting and to backup withholding at a rate of 31% unless the disposing holder certifies as to its name, address and status as a non-United States holder under penalties of perjury or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. However, United States information reporting requirements, but not backup withholding, will apply to a payment of disposition proceeds outside the United States if (1) the payment is made through an office outside the United States of a broker that is either (a) a United States person for United States federal income tax purposes, (b) a controlled foreign corporation for United States federal income tax purposes, or (c) a foreign person which derives 50% or more of its gross income for specified periods from the conduct of a United States trade or business, and (2) the broker fails to maintain documentary evidence in its files that the holder is a non-United States holder and that specified conditions are met or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to 31% backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     New regulations relating to withholding tax on income paid to foreign persons will generally be effective for payments made after December 31, 2000, subject to transition rules. These new withholding regulations modify and, in general, unify the way in which you establish your status as a non-United States beneficial owner eligible for withholding exemptions including a reduced treaty rate or an exemption from backup withholding. For example, these new withholding regulations will require new forms, which you generally will have to provide earlier than you would have had to provide replacements for expiring existing forms.

ESTATE TAX

     An individual non-United States holder who is treated as the owner of our common stock at the time of his or her death or has made certain lifetime transfers of an interest in our common stock will be required to include the value of such our common stock in his or her gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

OTHER TAX CONSEQUENCES

     Your state and local tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state and local tax laws on an investment in our shares.

                              PLAN OF DISTRIBUTION

     Legacy will sell the common stock offered by this prospectus supplement and accompanying prospectus directly to a group of related investors. Legacy will pay no underwriting fees or commissions in connection with this sale.

                                 LEGAL MATTERS

     Latham & Watkins, San Diego, California, will pass upon the validity of the common stock being offered by this prospectus supplement and accompanying prospectus.

                                    EXPERTS

     The financial statements and schedules of Legacy and Excel Legacy Corporation Asset Group incorporated in this prospectus supplement and accompanying prospectus by reference to Legacy's Annual Report on Form 10-K/A for the period from inception (November 17, 1997) to July 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS
                                  $300,000,000

                            EXCEL LEGACY CORPORATION

                                Debt Securities
                                Preferred Stock
                               Depositary Shares
                                  Common Stock
                                    Warrants
                                     Rights
                           -------------------------

     We may offer and sell from time to time in one or more classes or series and in amounts, at prices and on the terms that we will determine at the time of offering, with an aggregate initial offering price of up to $300,000,000:

     - debt securities, which may consist of debentures, notes or other types of debt,

     - shares of preferred stock,

     - shares of preferred stock represented by depositary shares,

     - shares of common stock,

     - warrants to purchase debt securities, preferred stock, depositary shares or common stock, and

     - rights to purchase shares of common stock.

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Our common stock is listed on the American Stock Exchange under the symbol XLG.
                           -------------------------

     THE SECURITIES WE MAY OFFER INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-6 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN OUR BUSINESS.
                           -------------------------

     These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
                           -------------------------

                The date of this prospectus is November 1, 1999

                                  EXCEL LEGACY

     Excel Legacy, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., a Maryland corporation and a real estate investment trust. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

     In connection with this spin-off, Excel Realty Trust transferred real properties, notes receivable and related assets and liabilities to us. In addition to operating the assets obtained from the spin-off, we intend to pursue signature real estate projects that have unique locations, concepts or significant entry barriers associated with them, including:

     - developing mixed-use development and entertainment projects that have the potential for substantial capital gains but which may take several years to fully develop,

     - investing in properties requiring significant restructuring or redevelopment to create substantial value, such as changing the use, tenant mix or focus of a property,

     - acquiring single tenant properties that can be highly leveraged with fixed-rate debt that amortizes over the term of the tenant leases,

     - acquiring debt or stock of real estate and other operating companies, including defaulted debt at a discount to the value of the underlying asset securing the debt,

     - acquiring office and industrial sites and properties where aggressive management and re-development may add significant value, and

     - acquiring and developing hotel and hospitality projects in unique locations.

     Our principal executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127 and our telephone number is (858) 675-9400.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratios of earnings to fixed charges are as follows for the periods indicated:

                                                        FIVE MONTHS       SIX MONTHS
                                   FROM INCEPTION TO       ENDED            ENDED
                                   FISCAL YEAR ENDED    DECEMBER 31,       JUNE 30,
                                     JULY 31, 1998          1998             1999
                                   -----------------    ------------    --------------
Ratio of earnings to fixed
  charges........................     2.61x              1.47x            1.45x

     There were no preferred stock dividends through June 30, 1999. We have computed the ratio of earnings to fixed charges by dividing income before income taxes and minority interests plus fixed charges, excluding capitalized interest, by fixed charges.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including working capital, capital expenditures and acquisitions. We may invest funds not required immediately for these purposes in short-term investment grade securities.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of debt securities, you must refer to both the prospectus supplement relating to that series and the description of the debt securities in this prospectus. A prospectus supplement may change any of the terms of the debt securities described in this prospectus.

     We may offer under this prospectus up to $300,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, the principal amount as may be sold for an initial public offering price of up to $300,000,000.

     The debt securities will be issued under an indenture between us and a trustee chosen by us. We have summarized select portions of the indenture below. The summary does not restate the indenture in its entirety. The form of the indenture, which is subject to amendments or supplements as may be adopted from time to time, has been filed as an exhibit to the registration statement and we urge you to read the indenture because it, and not this description, defines your rights as holders of debt securities issued under the indenture.

GENERAL

     The debt securities will be our direct obligations, which may be secured or unsecured, and which may be senior or subordinated indebtedness. We may issue an unlimited amount of debt securities, in one or more series, under the indenture. The terms of each series of debt securities will be established by our board of directors or in a supplemental indenture. We do not have to issue all debt securities of one series at the same time and, unless described differently in a prospectus supplement, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

     There may be more than one trustee under the indenture, each relating to one or more series of debt securities. Any trustee may resign or be removed by us, at which time we will appoint a successor trustee. Each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as indicated elsewhere in this prospectus, any action taken by the trustee may be taken by the trustee only relating to the series of debt securities for which it is the trustee.

     We will provide in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

     - the title of the debt securities,

     - the total principal amount of the debt securities and any limit on the total principal amount of the debt securities,

     - the date on which we will pay the principal on the debt securities,

     - the rate, which may be fixed or variable, or the method used to determine the rate at which the debt securities will bear interest,

     - the date from which interest will accrue, the date on which interest will be payable and any regular record date for the interest payable on any interest payment date,

     - the place where we will pay, or the method of payment of, principal, premium and interest on the debt securities and where holders may surrender the debt securities for conversion, registration of transfer or exchange,

     - any obligation we have to redeem or purchase the debt securities under any sinking fund or similar provisions or at the option of a holder of debt securities,

     - our right to redeem the debt securities and the date on which and the price at which and the terms and conditions upon which we may redeem the debt securities,

     - the denominations in which we will issue the debt securities, if other than denominations of $1,000 and any multiples of $1,000,

     - provisions, if any, for the defeasance or discharge of our obligations relating to the debt securities,

     - whether we will issue the debt securities in registered or bearer form,

     - the currency in which we will pay principal, premium and interest on the debt securities,

     - if we will pay principal, premium or interest on the debt securities in one or more currencies other than those in which the debt securities are denominated, the manner in which we will determine the exchange rate on the payments,

     - the manner in which we will determine the amounts of payment of principal, premium or interest on the debt securities if these amounts may be determined by reference to an index based on a currency other than that in which the debt securities are denominated or designated or by reference to a commodity, commodity index, stock exchange index or financial index,

     - any addition to, or change or deletion of, any events of default or covenants in the indenture,

     - a discussion of any material or special United States federal income tax considerations applicable to the debt securities,

     - any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents relating to the debt securities other than those originally appointed,

     - whether we will issue the debt securities in the form of global securities and whether we will issue the global securities in temporary or permanent global form,

     - any rights of the holders of the debt securities to convert the debt securities into other securities or property and the terms and conditions of the conversion,

     - any subordination provisions relating to the debt securities,

     - any listing of the debt securities on a securities exchange,

     - any provisions relating to any security provided for the debt securities, and

     - any other terms of the debt securities that will not be inconsistent with the indenture.

     We may issue debt securities at a discount below their stated principal amount. Even if we do not issue the debt securities below their stated principal amount, for United States federal income tax purposes the debt securities may be deemed to have been issued with a discount because of interest payment characteristics. We will describe in a prospectus supplement the United States federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount. We will also describe in a prospectus supplement the special United States federal income tax considerations or other restrictions or terms applicable to debt securities issuable in bearer form, offered exclusively to foreigners or denominated in a foreign currency.

DENOMINATIONS, REGISTRATION, TRANSFER AND EXCHANGE

     Unless we specify otherwise in the prospectus supplement, the debt securities of any series will be issuable only in denominations of $1,000 and multiples of $1,000, and will be payable only in U.S. dollars.

     We may issue the debt securities in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement relating to a series of debt securities in the prospectus supplement.

     You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. We will not charge a service fee for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge we are required to pay in connection with a transfer or exchange.

     You may effect the transfer of certificated debt securities and the right to receive the principal, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

     We are not required to:

     - register, transfer or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day we transmit a notice of redemption of debt securities of the series selected for redemption and ending at the close of business on the day of the transmission, or

     - to register, transfer or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

COVENANTS

     We will describe in the prospectus supplement any restrictive covenants applicable to an issue of debt securities.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     We may not consolidate or merge with or into, or sell, assign, convey or transfer our properties and assets substantially in their entirety to another corporation, person or entity unless:

     - in the case of a consolidation or merger, (1) we are the surviving corporation, or (2) the successor corporation is an entity organized and validly existing under the laws of the United States, any state of the United States or the District of Columbia and expressly assumes our obligations under the debt securities and the indenture, and

     - immediately after giving effect to the transaction, no event of default exists.

EVENTS OF DEFAULT

     Each of the following is an event of default relating to a series of debt securities:

     - default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days,

     - default in the payment of principal of or premium on any debt security of that series when due and payable,

     - default in the deposit of any sinking fund payment, when and as due relating to any debt security of that series,

     - default in the performance or breach by us of any other covenant or warranty in the indenture, other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series, which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture,

     - default under any bond, debenture, note, mortgage, instrument or other debt, including obligations under leases, but not including debt for which recourse is limited to the property purchased, in an aggregate principal amount greater than $25.0 million which results in the acceleration of the maturity of the debt,

     - events of bankruptcy, insolvency or reorganization, and

     - any other event of default provided relating to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

     If an event of default relating to outstanding debt securities of any series occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare, in a written notice, the principal amount, or specified amount, plus accrued and unpaid interest and premium, if payable on all debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration relating to debt securities of any series has been made, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and cancel the acceleration if:

     - the holders act before the trustee has obtained a judgment or decree for payment of the money due,

     - we have paid or deposited with the trustee a sum sufficient to pay overdue interest and overdue principal other than the accelerated interest and principal, and

     - we have cured or the holders have waived all events of default, other than the non-payment of accelerated principal and interest relating to debt securities of that series, as provided in the indenture.

We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default.

     The trustee has no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee relating to the debt securities of that series.

     No holder of any debt security of any series will have any right to institute any judicial or other proceeding relating to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

     - that holder has previously given the trustee written notice of a continuing event of default relating to debt securities of that series, and

     - the holders of at least a 25% in principal amount of outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

     The holder of any debt security will have an absolute and unconditional right to receive payment of the principal, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

     Within 120 days after the end of our fiscal year we will furnish to the trustee a statement as to compliance with the indenture. The trustee may withhold notice to the holders of debt securities of any series of any default or event of default, except in payment on any debt securities of that series, relating to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

MODIFICATION AND WAIVER

     We may modify the indenture, without prior notice to or consent of any holders, for any of the following purposes:

     - to evidence the succession of another corporation to our rights and the assumption by the successor of our covenants and obligations in the indenture and the debt securities,

     - to add to the covenants for the benefit of the holders of the debt securities or to surrender any right or power conferred upon us in the indenture,

     - to add any events of default,

     - to add or change any provision of the indenture to permit or facilitate the issuance of debt securities of any series in bearer form, to permit bearer securities to be issued in exchange for registered securities, to permit bearer securities to be issued in exchange for bearer securities of other denominations or to permit the issuance of debt securities of any series in uncertificated form, provided that the action will not adversely affect the interests of the holders of debt securities or coupons in any material respect,

     - to change or eliminate any provision of the indenture, provided that the change or elimination will become effective only when there is no outstanding debt security issued under the indenture or coupon of any series created prior to the modification which is entitled to the benefit of the provision and as to which the modification would apply,

     - to secure the debt securities or to provide that any of our obligations under the debt securities or the indenture will be guaranteed and the terms and conditions for the release or substitution of the security or guarantee,

     - to supplement any provisions of the indenture to permit or facilitate the defeasance and discharge of any series of debt securities, provided that the action will not adversely affect the interests of the holders of the debt securities or coupons in any material respect,

     - to establish the form or terms of debt securities and coupons as permitted by the indenture,

     - to evidence and provide for a successor or other trustee relating to one or more series of debt securities and to add or change any provision of the indenture to provide for or facilitate the administration of the trusts by more than one trustee, or

     - to cure any ambiguity, to correct or supplement any provision of the indenture which may be defective or inconsistent with any other provision of the indenture or to make any other provisions which will not be inconsistent with any provision of the indenture; provided these other provisions will not adversely affect the interest of the holders of outstanding debt securities or coupons in any material respect.

     We may modify and amend the indenture with the written consent of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. However, these modifications may not, without the consent of the holder of each outstanding debt security of each series affected:

     - change the stated maturity of any debt security or coupon,

     - reduce the principal amount of any payment to be made on any debt security or coupon,

     - reduce the rate of interest or extend the time for payment of interest or premium payable upon redemption of any debt security,

     - change the coin or currency in which any debt security or any premium or interest is payable,

     - reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity,

     - impair the right to institute suit for the enforcement of any payment on or after the due date of the payment,

     - alter any redemption provisions in a manner adverse to the holders of the debt securities,

     - reduce the percentage in principal amount of the outstanding debt securities,

     - modify any of the waiver provisions, except to increase any required percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each affected outstanding debt security, or

     - modify any provision described in the applicable prospectus supplement as requiring the consent of each affected holder of debt securities.

     A modification which changes or eliminates any covenant or other provision of the indenture relating to one or more particular series of debt securities and coupons, or which modifies the rights of the holder of debt securities and coupons of that series, will be deemed not to affect the rights of the holders of debt securities and coupons of any other series.

     The holders of at least a majority in principal amount of the outstanding debt securities of any series, by notice to the trustee, may on behalf of the holders of all debt securities of that series waive any default and its consequences under the indenture, except:

     - a continuing default in the payment of interest on, premium or the principal amount of any debt security held by a non-consenting holder, or

     - a default of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

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

DEFEASANCE OF DEBT SECURITIES AND COVENANTS IN CIRCUMSTANCES

     Legal Defeasance. We may be discharged from any and all obligations relating to the debt securities of any series except for obligations:

     - to pay additional amounts, if any, upon the occurrence of specified tax, assessment or government charge events relating to payments on the debt securities,

     - to register the transfer or exchange of debt securities,

     - to replace stolen, lost or mutilated debt securities,

     - to maintain paying agencies, and

     - to hold money in payment for trust.

     We will be discharged upon our deposit with the trustee, in trust, of money or government obligations that will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments relating to the debt securities of that series on the stated maturity of those payments.

     We may be discharged only if we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge.

     Defeasance of Covenants. Upon compliance with specified conditions, we will not be required to comply with some restrictive covenants contained in the indenture and any omission to comply with the obligations will not constitute a default or event of default relating to the debt securities. These conditions include:

     - depositing with the trustee money or government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest on and any mandatory sinking fund payments relating to the debt securities of that series on the date those payments are due, and

     - delivering to the trustee an IRS ruling or an opinion of counsel to the effect that the holders of the debt securities of the series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance.

LIMITED LIABILITY OF SOME PERSONS

     No past, present or future stockholder, incorporator, employee officer or director of Excel Legacy or any successor corporation or any of our affiliates will have any personal liability for our obligations under the indenture or the debt securities because of his, her or its status as a stockholder, incorporator, employee officer or director.

CONVERSION RIGHTS

     We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which the debt securities are convertible into common stock or preferred stock. Those terms will include:

     - whether the debt securities are convertible into common stock or preferred stock,

     - the conversion price, or manner of calculation,

     - the conversion period,

     - provisions regarding whether conversion will be at our option or the option of the holders,

     - the events requiring an adjustment of the conversion price, and

     - provisions affecting conversion in the event of the redemption of the debt securities.

PAYMENT AND PAYING AGENTS

     The indenture will require us to duly and punctually pay the principal, premium and interest on the debt securities as provided in the debt securities and the indenture.

     If debt securities of a series are issuable only as registered securities, we will maintain in each place of payment for that series an office or agency where:

     - holders may present or surrender for payment debt securities of that series,

     - holders may surrender debt securities of that series for registration of transfer or exchange, and

     - we may be served with notices and demands regarding the debt securities of that series.

     If debt securities of a series are issuable as bearer securities, we will maintain or cause to be maintained:

     - in the Borough of Manhattan, the City and State of New York, an office or agency where holders may present or surrender for payment any registered securities of that series, where holders may surrender for registration or transfer any registered securities of that series, where holders may surrender debt securities of that series for exchange or redemption, where we may be served with notices and demands regarding the debt securities of that series and where holders may present or surrender for payment bearer securities of that series and related coupons in the circumstances described in the following paragraph and not otherwise,

     - subject to any applicable laws or registration, in a place of payment for that series which is located outside the United States, an office or agency where holders may present and surrender for payment debt securities of that series and related coupons; provided that if the debt securities of that series are listed on any stock exchange located outside the United States and the stock exchange so requires, we will maintain a paying agent for the debt securities of that series in any required city located outside the United States, so long as the debt securities of that series are listed on that exchange, and

     - subject to any applicable laws or regulations, in a place of payment for that series located outside the United States, an office or agency where holders may surrender any registered securities of that series for registration of transfer, where holders may surrender for exchange or redemption debt securities of that series and where we may receive notices and demands regarding the debt securities of that series.

     We will give prompt written notice to the applicable trustee of the locations, and any change in the locations, of offices or agencies. If at any time we fail to maintain any required office or agency or fail to furnish the applicable trustee with the address, holders may make or serve the presentations, surrenders, notices and demands at the corporate trust office of the applicable trustee, except that holders may present and surrender bearer securities of that series and the related coupons for payment at the offices specified in the applicable debt security. We will appoint the applicable trustee, as our agent to receive the foregoing presentations, surrenders, notices and demands. However, in the case of bearer securities, we may appoint another agent as may be specified in the applicable prospectus supplement.

     We will make no payment of principal, premium or interest on bearer securities at any of our offices or agencies in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. However, if the debt securities of a series are denominated and payable in U.S. dollars, we will pay principal and any premium and interest on the debt securities of that series, if specified in the applicable prospectus supplement, at the office of our paying agent in the Borough of Manhattan, the City and State of New York, only if payment in U.S. dollars of the full amount of the principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by us in accordance with the indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     This prospectus describes the general terms of our capital stock. For a more detailed description of these securities, you should read the applicable provisions of Delaware law and our charter. When we offer to sell a particular series of these securities, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of securities, you must refer to both the prospectus supplement relating to that series and the description of the securities described in this prospectus. A prospectus supplement may change any of the terms of the securities described in this prospectus.

     Under our charter, our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. A certificate of designation classifies 25,000,000 shares of our preferred stock as Series B preferred stock. At August 31, 1999, we had outstanding approximately 33,457,804 shares of common stock and 21,281,000 shares of Series B preferred stock.

COMMON STOCK

     Subject to any preferential rights of our preferred stock, each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of common stock are entitled to receive a proportional share of any dividends that may be declared by our board of directors, subject to the rights and preferences of preferred stockholders. In the event of our liquidation, dissolution or winding up, after we pay all debts and other liabilities and any liquidation preference on the preferred stock, each holder of common stock would be entitled to share equally in all of our remaining assets. The common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, no redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

     As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the General Corporation Law of the State of Delaware, known as the DGCL, which restricts our ability to enter into business combinations with an interested stockholder or a stockholder owning 15% or more of our outstanding voting stock, or that stockholder's affiliates or associates, for a period of three years. These restrictions do not apply if:

     - prior to becoming an interested stockholder, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder,

     - upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions, or

     - on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

PREFERRED STOCK

     Under our charter, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the DGCL and our charter to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

     - the number of shares constituting each class or series,

     - voting rights,

     - rights and terms of redemption, including sinking fund provisions,

     - dividend rights and rates,

     - dissolution,

     - terms concerning the distribution of assets,

     - conversion or exchange terms,

     - redemption prices, and

     - liquidation preferences.

     Holders of our Series B preferred stock are entitled to receive, when, as and if declared by the board of directors, cumulative cash dividends payable in an amount per share equal to the cash dividends, if any, on the shares of common stock into which our shares of Series B preferred stock are convertible. Holders of the Series B preferred stock are also entitled to a liquidation preference of $5.00 per share, plus a premium of 7% per annum, in the event of our liquidation, dissolution or other winding up of our affairs. The shares of Series B preferred stock are convertible into our common stock at our option or at the option of the holders at any time, on a one-for-one basis, subject to adjustments.

     All shares of preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights. Our board of directors could authorize the issuance of additional shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

     We will describe in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

     - the title and stated value of the preferred stock,

     - the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock,

     - the dividend rate(s), period(s) or payment date(s) or method(s) of calculation applicable to the preferred stock,

     - whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate,

     - the procedures for any auction and remarketing, if any, for the preferred stock,

     - the provisions for a sinking fund, if any, for the preferred stock,

     - the provision for redemption, if applicable, of the preferred stock,

     - any listing of the preferred stock on any securities exchange,

     - the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period,

     - voting rights, if any, of the preferred stock,

     - whether interests in the preferred stock will be represented by depositary shares,

     - a discussion of any material or special United States federal income tax considerations applicable to the preferred stock,

     - the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs,

     - any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, and

     - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

RANK

     Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, relating to dividends and upon our liquidation, dissolution or winding up:

     - senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock,

     - on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock, and

     - junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term equity securities does not include convertible debt securities.

REGISTRAR AND TRANSFER AGENT

     BankBoston, N.A. is the registrar and transfer agent for our common stock and preferred stock.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     We may issue depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. We will deposit with a depositary, referred to as the preferred stock depositary, shares of preferred stock of each series represented by depositary shares. We will enter into a deposit agreement with the preferred stock depositary and holders from time to time of the depositary receipts issued by the preferred stock depositary which evidence the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the holder's fractional interest in the preferred stock, to all the rights and preferences of the series of the preferred stock represented by the depositary shares, including dividend, voting, conversion, redemption and liquidation rights.

     Immediately after we issue and deliver the preferred stock to a preferred stock depositary, we will cause the preferred stock depositary to issue the depositary receipts on our behalf. You may obtain copies of the applicable form of deposit agreement and depositary receipt from us upon request. The statements made in this section relating to the deposit agreement and the depositary receipts are summaries of the anticipated provisions. These summaries are not complete and we may modify them in a prospectus supplement. For more detail we refer you to the deposit agreement itself, which we will file as an exhibit to the registration statement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The preferred stock depositary will distribute all cash dividends or other cash distributions received relating to the preferred stock to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, subject to the obligations of holders to file proofs, certificates and other information and to pay the charges and expenses to the preferred stock depositary.

     In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, unless the preferred stock depositary determines that it is not feasible to make the distribution, in which case the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

     No distribution will be made relating to any depositary share that represents any preferred stock converted into other securities.

WITHDRAWAL OF STOCK

     Assuming we have not previously called for redemption or converted the depositary shares into other securities, upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary, the holders will be entitled to delivery at that office of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive shares of the related preferred stock as specified in the applicable prospectus supplement, but holders of the shares of preferred stock will no longer be entitled to receive depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will concurrently redeem the number of depositary shares representing shares of the preferred stock so redeemed, provided we have paid the applicable redemption price for the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable relating to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata or by any other equitable method determined by us.

     From and after the date fixed for redemption:

     - all dividends relating to the shares of preferred stock called for redemption will cease to accrue,

     - the depositary shares called for redemption will no longer be deemed to be outstanding, and

     - all rights of the holders of the depositary receipts evidencing the depositary shares called for redemption will cease, except the right to receive any moneys payable upon the redemption and any money or other property to which the holders of the depositary receipts were entitled upon redemption and surrender to the preferred stock depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts. Each record holder of these depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The preferred stock depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action necessary to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of preferred stock represented by the depositary shares for which it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote made, as long as the action or non-action is in good faith and does not result from the preferred stock depositary's negligence or willful misconduct.

LIQUIDATION PREFERENCE

     In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as provided in the applicable prospectus supplement.

CONVERSION OF PREFERRED STOCK

     The depositary shares will not be convertible into common stock or any of our other securities or property. Nevertheless, if we so specify in the applicable prospectus supplement relating to an offering of depositary shares, holders may surrender depositary receipts to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to convert the preferred stock represented by the depositary shares into whole shares of common stock, other shares of our preferred stock or other shares of stock. We have agreed that upon receipt of the instructions and any amounts payable, we will convert the depositary shares using the same procedures as those provided for converting preferred stock. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the preferred stock depositary will issue a new depositary receipt for any depositary shares not converted. No fractional shares of common stock will be issued upon conversion, and if the conversion would result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     We may amend the form of depositary receipt and any provision of the deposit agreement at any time by agreement between us and the preferred stock depositary.

However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless the holders of at least two-thirds of the depositary shares evidenced by the depositary receipts then outstanding approve the amendment. No amendment will impair the right, subject to the exceptions in the depositary agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented by the depositary receipt, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any amendment becomes effective will be deemed, by continuing to hold the receipt, to consent and agree to the amendment and to be bound by the amended deposit agreement.

     We may terminate the deposit agreement upon not less than 30 days' prior written notice to the preferred stock depositary if a majority of each series of preferred stock affected by the termination consents to the termination. Upon termination, the preferred stock depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock represented by the depositary shares evidenced by the depositary receipts together with any other property held by the preferred stock depositary relating to the depositary receipt.

     In addition, the deposit agreement will automatically terminate if:

     - all outstanding depositary shares have been redeemed,

     - there has been a final distribution of the related preferred stock in connection with our liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary receipts evidencing the depositary shares representing the preferred stock, or

     - each share of the related preferred stock has been converted into our securities which are not represented by depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred stock depositary. Any resignation or removal of the acting preferred stock depository will take effect upon our appointment of a successor preferred stock depositary. We must appoint a successor preferred stock depositary within 60 days after delivery of the notice of resignation or removal.

MISCELLANEOUS

     The preferred stock depositary will forward to holders of depositary receipts any reports and communications the preferred stock depositary receives from us relating to the preferred stock.

     We will not be liable, nor will the preferred stock depositary be liable, if we are prevented from or delayed in, by law or any circumstances beyond our control, performing our obligations under the deposit agreement. Our obligations and the obligations of the preferred stock depositary under the deposit agreement will be limited to performing our duties in good faith and without negligence or willful misconduct. We will not be obligated, nor will the preferred stock depositary be obligated, to prosecute or defend any legal proceeding relating to any depositary receipts, depositary shares or shares of preferred stock represented by depositary shares unless satisfactory indemnity is furnished to us. We may rely, and the preferred stock depositary may rely, on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depositary shares for deposit, holders of depositary receipts or other persons we believe in good faith to be competent to give this information, and on documents we believe in good faith to be genuine and signed by a proper party.

     In the event the preferred stock depositary receives conflicting claims, requests or instructions from holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary will be entitled to act on these claims, requests or instructions received from us.

                            DESCRIPTION OF WARRANTS

     We may issue warrants to purchase debt securities, preferred stock, depositary shares or common stock. We may issue warrants independently or together with any other securities we offer under a prospectus supplement. The warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will describe additional terms of the warrants and the applicable warrant agreements in the prospectus supplement.

DEBT WARRANTS

     We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including:

     - the title of the debt warrants,

     - the aggregate number of the debt warrants,

     - the price or prices at which the debt warrants will be issued,

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants,

     - the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each security,

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

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable,

     - the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise,

     - the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire,

     - the maximum or minimum number of the debt warrants which may be exercised at any time,

     - a discussion of the material United States federal income tax considerations applicable to the exercise of the debt warrants, and

     - any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

     Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments of principal, premium or interest on the securities purchasable upon the exercise of debt warrants.

OTHER WARRANTS

     We will describe in the applicable prospectus supplement the terms of the preferred stock warrants, depositary shares warrants and common stock warrants being offered, including:

     - the title of the warrants,

     - the securities for which the warrants are exercisable,

     - the price or prices at which the warrants will be issued,

     - the number of the warrants issued with each share of preferred stock, common stock or depositary share,

     - any provisions for adjustment of the number or amount of shares of preferred stock, common stock or depositary shares receivable upon exercise of the warrants or the exercise price of the warrants,

     - the date on and after which the warrants and the related preferred stock, common stock or depositary shares will be separately transferable,

     - any special United States federal income tax considerations,

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants,

     - the date on which the right to exercise the warrants will commence, and the date on which the right will expire, and

     - the maximum or minimum number of the warrants which may be exercised at any time.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price provided in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock, common stock or depositary shares being offered. Holders may exercise warrants at any time up to the close of business on the expiration date provided in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

     Holders may exercise warrants as described in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities, depositary shares or shares of preferred stock or common stock purchasable upon the exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

                             DESCRIPTION OF RIGHTS

     We may issue rights to our stockholders to purchase shares of our common stock. Each series of rights will be issued under a separate rights agreement to be entered into between us and a bank or trust company as rights agent. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

     The prospectus supplement will provide the terms of the rights to be issued, including:

     - the date of determining the stockholders entitled to the rights distribution,

     - the aggregate number shares of common stock purchasable upon exercise of the rights,

     - the exercise price,

     - the aggregate number of rights being issued,

     - the date, if any, on and after which the rights may be transferable separately,

     - the date on which the right to exercise the rights will commence and the date on which the right will expire,

     - any special United States federal income tax consequences, and

     - any other terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

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

                              PLAN OF DISTRIBUTION

     We may sell the securities (1) through underwriters or dealers, (2) through agents, or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions at:

     - a fixed price or prices, which may be changed,

     - market prices prevailing at the time of sale,

     - prices related to the prevailing market prices, or

     - negotiated prices.

     We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

     If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

     If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

     We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

     If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by institutions to purchase the securities under contracts providing for payment and delivery on future dates. The institutions with which the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The purchaser's obligations under the contracts will not be subject to any conditions except that:

     (1) the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject, and

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

     (2) if the securities are also being sold to underwriters, we will have sold to the underwriters the securities not sold for delayed delivery.

     The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will provide in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

     The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements and other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Securities and Exchange Commission at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the Securities and Exchange Commission's web site at www.sec.gov.

     We have filed a registration statement on Form S-3 and related exhibits with the Securities and Exchange Commission under the Securities Act of 1933. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the Securities and Exchange Commission at prescribed rates at the locations above.

     The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Securities and Exchange Commission:

     - Our Annual Report on Form 10-K for the fiscal year ended July 31, 1998 and Amendment Nos. 1 and 2 thereto on Form 10-K/A,

     - Our Quarterly Report on Form 10-Q for the quarter ended October 31, 1998,

     - Our Transition Report on Form 10-Q for the transition period from August 1, 1998 to December 31, 1998,

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and Amendment No. 1 thereto on Form 10-Q/A,

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999,

     - Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on December 18, 1998, May 14, 1999, June 4, 1999 and September 1, 1999,

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 13, 1998, and

     - All documents filed by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

     You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

                            Excel Legacy Corporation
                         16955 Via Del Campo, Suite 100
                              San Diego, CA 92127
                                 (858) 675-9400

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

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

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                                3,378,117 SHARES

                            EXCEL LEGACY CORPORATION

                                  COMMON STOCK
                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                                November 1, 1999

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